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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934

Wells Real Estate Investment Trust, Inc.
(Name of Subject Company (Issuer))

Lex-Win Acquisition LLC, The Lexington Master Limited Partnership, Lexington Realty Trust, WRT Realty, L.P, Winthrop Realty Trust, VII Wells Holdings, L.L.C., Starwood Global Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood U.S. Opportunity Fund VII-D, L.P.
and Starwood U.S. Opportunity Fund VII-D-2, L.P.
(Names of Filing Persons) (Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

949906101
(CUSIP Number of Class of Securities)

Michael L. Ashner	David J. Heymann
c/o Winthrop Realty Trust	Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A	Two Jericho Plaza, Wing A
Suite 111	Suite 211
Jericho, New York 11753	Jericho, New York 11753
Tel: 516-822-0022	Tel: 516-681-3636
Fax: 516-433-2777	Fax: 516-433-2777

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee
$419,000,000	$12,863
*
For purposes of the filing fee only assumes the purchase of 45,000,000 shares at a purchase price of $9.30 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    $6,908
    Form or Registration No.:    SC TO-T
    Filing Party:    Lex-Win Acquisition LLC
    Date Filed:    May 25, 2007

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Lex-Win Acquisition LLC (the "Purchaser") with the Securities and Exchange Commission ("SEC") on May 25, 2007, as amended by Amendment No. 1 filed with the SEC on May 29, 2007 and as further amended by Amendment No. 2 filed with the SEC on June 6, 2007 (as amended, the "Schedule TO"), to purchase up to 25,000,000 shares of common stock (the "Shares") in Wells Real Estate Investment Trust, Inc. (the "Company"), as set forth in the Schedule TO.

        Each of VII Wells Holdings, L.L.C., Starwood Global Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood U.S. Opportunity Fund VII-D, L.P. and Starwood U.S. Opportunity Fund VII-D-2, L.P., are added as offerors herein because they own, directly or indirectly, as the case may be, an interest in the Purchaser, but are otherwise not participating in the offer described in this Schedule TO.

        ITEMS 1 THROUGH 11

        Items 1 through 11 of this Schedule TO are hereby amended and supplemented by incorporating by reference the information in Supplement No. 1 to the Offer to Purchase, dated June 12, 2007, which is attached hereto as Exhibit (a)(8), including all schedules thereto.

        ITEM 12

        Item 12 is amended by adding the following Exhibits.

Item 12.	Exhibits
(a)(8)	Supplement No. 1 to Offer to Purchase dated June 12, 2007
(a)(9)	Letter to Stockholders dated June 12, 2007
(a)(10)	Press Release dated June 12, 2007

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEX-WIN ACQUISTION LLC
By:	The Lexington Master Limited Partnership Member
By:	Lex GP-1 Trust General Partner
By:	/s/ MICHAEL L. ASHNER Michael L. Ashner Chief Executive Officer
THE LEXINGTON MASTER LIMITED PARTNERSHIP
By:	Lex GP-1 Trust General Partner
By:	/s/ MICHAEL L. ASHNER Michael L. Ashner Chief Executive Officer
LEX GP-1 TRUST
By:	/s/ MICHAEL L. ASHNER Michael L. Ashner Chief Executive Officer
LEXINGTON REALTY TRUST
By:	/s/ T. WILSON EGLIN T. Wilson Eglin Chief Executive Officer
WRT REALTY, L.P.
By:	Winthrop Realty Trust General Partner
By:	/s/ PETER BRAVERMAN Peter Braverman President

WINTHROP REALTY TRUST
By:	/s/ PETER BRAVERMAN Peter Braverman President
STARWOOD GLOBAL OPPORTUNITY FUND, VII-A, L.P.
By:	SOF-VII Management, L.L.C. General Partner
By:	Starwood Capital Group Global, L.L.C. General Manager
By:	/s/ JEFFREY LALIBERTE Authorized Person
STARWOOD GLOBAL OPPORTUNITY FUND, VII-B, L.P.
By:	SOF-VII Management, L.L.C. General Partner
By:	Starwood Capital Group Global, L.L.C. General Manager
By:	/s/ JEFFREY LALIBERTE Authorized Person
STARWOOD U.S. OPPORTUNITY FUND, VII-D, L.P.
By:	SOF-VII Management, L.L.C. General Partner
By:	Starwood Capital Group Global, L.L.C. General Manager
By:	/s/ JEFFREY LALIBERTE Authorized Person

STARWOOD U.S. OPPORTUNITY FUND, VII-D-2, L.P.
By:	SOF-VII Management, L.L.C. General Partner
By:	Starwood Capital Group Global, L.L.C. General Manager
By:	/s/ JEFFREY LALIBERTE Authorized Person
VII WELLS HOLDINGS, L.L.C.
By:	/s/ JEFFREY LALIBERTE Authorized Person

Dated: June 12, 2007

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SIGNATURES